Filer: Sprott Asset Management LP

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Central GoldTrust

Commission File No. 001-32934

Date: September 10, 2015

WEBCAST:  Sprott Provides Update on Central GoldTrust and Silver Bullion Trust Exchange Offers

DATE: Thursday, September 10, 2015, 10:00 am EDT

PARTICIPANTS: John Wilson, Eric Sprott

JOHN WILSON:  Thank you and welcome, everyone, and thank you for joining us this morning.  I am John Wilson, CEO of Sprott Asset Management, and I am joined by Eric Sprott, our founder and Chairman.  This morning what we wanted to do was take you, take you through the exchange offer that we have made for the Central Fund, the Central GoldTrust and the Silver Bullion Trust.  And I want to start by quickly bringing everyone onto the same page in terms of who Sprott Asset Management is and our global strengths.  As most of you know, Sprott is a global asset manager; we’re a publicly traded company with over $300 million of net cash on our balance sheet, no debt; we have about $8 billion in assets under management and over $2 billion under administration.  We serve clients globally, North America, Asia, Europe and Middle East.  Back on April 23 of this year, we announced our intention to proceed with an exchange offer for the Central GoldTrust and Silver Bullion Trust using our own physical trusts, the PHYS gold trust (PHYS) and our PSLV silver trust.  Now, the reason we did that was very, very simple.  As most of you are aware, the Central GoldTrust and the Silver Bullion Trust have persistently traded at some very large discounts to their net asset value.  That discount has persisted over a period of years and was not properly serving the interests of those unitholders who want to own those vehicles as a way to participate in the movement in the price of the underlying metals and do it in an easily administrated fashion.  Our offer, offers, have very simple benefits.  We made the offers on a net asset value to net asset value basis, thereby eliminating that discount for Central GoldTrust and Silver Bullion Trust holders, which was significant.  Over 8% when we made the offer on the GTU and over 10% on the SBT when we made the offer.  Second, the combined vehicles will offer all investors much greater trading liquidity, and a significant additional benefit for GTU and SBT unitholders is down the road should they choose; at least in our vehicles, they will have the option to convert their investment into physical gold metal.  So those were key benefits.  As we went through the process, which was heavily resisted by the entrenched management of the Central GoldTrust and the Silver Bullion Trust, we then discovered significant conflicts of interest that existed in those vehicles to their extent which their leading independent director has resigned and their lead independent trustee.  What we discovered were a number of arrangements whereby the so-called independent trustees were being paid in an undisclosed fashion by the administrator of these vehicles.  In other words, their interests were not aligned with the participants.  The value of the investment you are in, they are aligned with the interests of the trustees or administrator.  So we feel our exchange offer is well-positioned to remove that persistent discount, remove those conflicts of interest, improve trading liquidity and give people the added option of redemption down the road.  Now we understand that reaching the large number of unitholders in these vehicles is a large process: there are over 16,000 independent and individual unitholders that need to be reached.  That does take a considerable amount of time and effort by the brokers involved, so to reflect that we have offered a brokers’ solicitation fee.  If you are not aware of that, we’d encourage you to get in touch with your back office.  It is purely there to help us offset some of those costs that broker need to take on to help reach all of the unitholders.  Now I am just going to close my initial comments, anyways, by making sure everyone is aware of the urgency of here.  Our offer expires on September 18th: that’s just 8 days away.  We do believe we are the only ones who can meaningfully correct these issues.  And while we are confident we are going to win, if we don’t win, the unitholders in these vehicles are going to be stuck.  There really is no other party that could come along and address these problems the way we can.  So with that, I am going to turn the floor over to Eric Sprott to take everyone through, first of all, the importance of investing in physical gold and silver and then why our vehicles are so good to do that.

ERIC SPROTT:  Sure; thanks, John.  Well, obviously, I was involved at the outset when we started our physical trusts, and we thought we would make a distinct difference in the products that were out there, the most important being the physicalness of the product.  The other most significant one is the fact that our counterpart who holds the gold is the Royal Canadian Mint, will is a fully owned corporate, Crown corporation based in Canada and is not a leveraged financial party.  Whereas most of the custodians of all other vehicles are leveraged financially to financial counterparties, and, as we all know, no one can predict what happens to a leveraged financial counterparty in times of stress.  There’s also, of course, tax benefits to the US residents, which are quite better in our fund than the Central Fund’s.  Of course, have always been a huge believer in owning gold; I think the events that are going on these days are telling us more and more that that is what people should be focused on.  Between the volatility in the FOREX markets, which has been extreme, and just imaging that 85% of the world’s population is suffering from currency depreciation where governments are knowingly trying to depreciate their currencies, whether it’s China or Japan or the ECB, who have these policies where they want their currencies to weaken.  And, of course, if your currency weakens, you suffer from purchasing power.  And, interestingly, even in those populations tend to be more gold-inclined, whereas people in North America over the last while have been less inclined to own gold.  And I would mention that there are some odd things going on in the gold markets which suggest physical — and the silver market for that matter.  There was a wonderful article that I would suggest people read even today on Zero Hedge about the very strange things that are going on in the COMEX gold market where, for every 207, claims, that paper claims, against a gold ounce, there is one ounce of gold available.  There’s all of 6 tons of gold available to COMEX.  By way of comparison, the Shanghai Gold Exchange trades more than that every day; this is the total supply.  We’ve also seen, of course, the US Mint suspend the sale of silver eagles for a few weeks in July.  We see most mints in the world have very big problems supplying silver.  Furthermore, we see premiums in the products, the silver products, going way up recently so there’s signs of tightness there.  I think the other thing I should focus on is, you know, we had an interesting development about two months ago when China finally admitted their gold reserves weren’t a thousand and 64 tons but 1600 tons, which most of us thought was an incorrect statement as it was much larger.  But I think the more meaningful thing is in the, for the month of July, they announced they bought 19 tons of gold; for the month of August, they announced they bought 14 tons of gold.  So here’s, theoretically, a country that was never buying gold that all of the sudden is every month reporting buying gold and, of course, this would represent a new buyer of approximately 5% of the gold market coming out of nowhere.  Certainly coming out of nowhere as far as the universally accepted statistics on gold are concerned because GFMS and the World Gold Council suggest that China’s government has not been a buyer where most people believed they had been and now of course they can’t deny it and it’s an extra 5% of the market when the supply is going down because mining supply is going down.  So I think there’s a lot of smoke in the room whether it’s the invent — lack of inventories of gold, premiums in silver, the volatility of currencies, and certainly the volatility of the stock markets and the sort of outside seven standard deviation bench that we seem to get almost on a regular basis, and I am sure the Japanese market going up 7.3% just one day or just two days ago was a seven standard deviation event, just as gold plunging in April of 13 was a seven standard deviation event.  And, by the way, a seven standard deviation event happens one in 333 million lifetimes, and it suggests that these things keep occurring because central planners are involved.  Like the Swiss franc moving 20% today—these are very very unusual things.  It just shows you again that the central planners are playing.  I have always believed that the central planners have suppressed the price of gold and that if this physical tightness continues to manifest itself, our day will come here and, of course, owning our units is the best way to participate in that.

JOHN WILSON:  Alright, thank you very much, Eric.  When we decided to hold this call, we wanted to give all unitholders in GTU and SBT the chance to ask questions.  We received a number of those overnight, but if you have additional questions as we go along, you have the opportunity note to send them in over the webcast and we will do our best to get to as many of those as we can.  I’m going to start with a few questions that we received heading into the webcast, and I’ll just run through them one after another.  First question is, is Sprott offering a premium to GTU unitholders?  So the best way to think about this is that our products, the PHYS and PSLV, consistently trade at or near net asset value and, in the case of PSLV, often well above net asset value of the bullion that underlies them, whereas GTU and SBT trade at persistent discounts.  Now, for GTU unitholders, our offer represents a premium of approximately 8%, due to the discount at which GTU was trading when we announced the offer.  We’re offering GTU unitholders the ability to get full value for their gold instead of holding units that trade at considerably less than the value of the gold they represent.  So the premium is, in effect, by reducing or eliminating that persistent discount that your investment has been suffering from.

Next question, a very good question here, on the structure of the offer: why is there more than one tender option?  I am a US investor; which option should I select?  The reason there is more than one tendering option is that we have both Canadian and US investors in these vehicles and there are different tax regimes in both countries.  So the two investors you there, so you can choose whether you want to realize a gain or loss for tax purposes.  The merger election will be tax-deferred for Canadian holders and should be tax-deferred for US holders.  The other option, the exchange offer election, is mainly for Canadian unitholders who wish to realize a gain or a loss for Canadian income tax purposes.  So, if you are Canadian, you have available to you the exchange offer.  If you are in the US, it is really the merger election option that you will use.  If you don’t make an election, you’ll have been deemed to have made the merger election.

Next question is related to fees, and we get this question a lot, and we are more than happy to talk about it.  Sprott’s fees are higher than GTU’s—why would I want to change?  Well, first off, just out of the shoot, over the long run, generally our fees run somewhere 8 to 10 basis points higher on an annual basis than those of GTU.  Every now and then there are one-time costs in both vehicles related to different fund expenses, but, generally speaking, we are running around 10 basis points higher on a normalized basis.  That is a small, small fraction of the discount we eliminating.  Look at the value released by this exchange offer: it would take you on the order of 50 years to make that back just on what the savings from management would be.  And the important thing to understand is why we have the higher management fee, and that is simply because, rather than looking at that management fee as 100% profit margin, as I would argue is being done in GTU today, we look at that as revenue which must be offset by the expenses we incur to market and promote these vehicles in order to give our unitholder what they deserve, which is a vehicle that trades at or very close to NAV.  So we are literally on the road around the world all year long running roadshows, speaking at conferences, getting in front of investors to create demand for our product so that if any of our unitholders who are in the vehicle decide they want to sell some or all of their investment there’s a bid waiting for them very close to the underlying investment.

Without that investment, you suffer the way it occurs in GTU where there’s really a persistent, an ongoing, discount that makes it very difficult to exit with the true value of your investment.

Next question: why is the physical redemption feature important; the Spicers say all of the gold in their GTU will be redeemed if they adopt one.  Well, this is just nonsense, actually.  When we set up our trusts, as Eric mentioned earlier, we actually focused on the physicalness of the investment.  And wanted our investors to have an investment friendly redemption feature.  It is your gold and, if you want, you should have the option of how you want to access or monetize this.  And for many of our investors, they wanted the option, if they ever felt they needed it, to be able to redeem into the physical metal for themselves.  When you do that, when you redeem for the physical bullion, Sprott Physical Gold Trust units are redeemed for an amount equal to a 100% of the net asset value of the redeeming units.  It’s very simple, you made an investment, you get 100% of it if you ask to redeem.  The physical redemption feature, in our mind, benefits all unitholders, even if they don’t meet the minimum redemption requirement, because it helps keep our units trading at or near NAV.  If the discount gets too wide, it’s pretty simple: you can buy and redeem for the value of the gold and sell the gold at the true value.  So it does help us keep our NAV where it should be, which is at a very, very low discount.  GTU, on the other hand, actually penalizes you by only allowing you to take a redemption of cash and generally at 90% of your net asset value, which is beyond me.  Meaning that, after years of trading below NAV and paying for fees on that NAV, you stand to lose an additional 10% of your true value simply by redeeming.  It’s crazy.

Next question: GTU trades at a discount, which means I can buy more shares cheap.  Why should I want a product that could trade at a premium?  Well, frankly, we’ve run into this a lot and most often from people who were thrilled to see our offer.  Frankly, they got in there with this theory then and then found, discovered, when they were there an entrenched board of trustees that had no interest in removing this discount.  Were more interested in pulling out as much management fees to the benefit of the administrator and what you find is the value trap.  You get in at a discount and find you can’t ever close that discount.  So, you know, the other argument we hear is that, well, you know, when a bull market comes, this thing will trade at a premium, and we actually don’t think that’s true.  As opposed to the last bull market in gold, there are many better vehicles like ours in the physical trust market for investors to choose to participate in the bull market.  That was not the case the last time these physicals traded at a meaningful premium.  So I think what you are seeing with this persistent discount is just a reflection in the marketplace that, if I am going to be in that asset class, there must be a better vehicle to own than these ones.

Next question: is it true Sprott is paying all of its own costs and GTU is charging theirs to the unitholders?  Yes!  I think this is staggering: your management fees, in the second quarter report the administrator and trustees have, you know, fighting what we think are all things that are investor friendly for the unitholders of GTU, have funneled all their legal costs to protect their entrenched interest into the trust and make you pay for them.  So your management fee ran over a hundred BIPs over the past 12 months, whereas we are paying our own costs: we’re not funneling them into our own trust; none of our unitholders paid them.  We believe this is the right thing to do.  It’s the right thing for our business; we treat those as regular expenses in our business.

Finally, is Sprott’s gold as secure as GTU’s?  Well, I couldn’t have said it any better than Eric himself.  You know this has been a long-standing view of our firm that, if you’re going to own these types of assets to protect yourself from the financial stability risk, then why on earth would you want to them put them within that system?  So that, to me, is just a no-brainer.  We are clearly a much safer custodial arrangement than what GTU currently has and, by the way, when you participate in this exchange offer, you will get our PHYS units, which will be held at the Royal Canadian Mint.

We have some new questions coming up.  First question: what level of commitment from Central Fund holders do you need to have to win the vote?  And is this an all-or-none offer?  Meaning, if you get enough people to convert, do all the rest of Central Fund holders automatically get converted for Central GoldTrust?

So, when we made the offer, we announced the intention to use the exchange offer to bid on a NAV for NAV basis with the goal of achieving 66 and 2/3 of all units outstanding and, in that case, it would be a full offer, with everyone converting to the PHYS, so we clearly want to get the 66 and 2/3 to achieve that benefit for everybody and we expect to do that, but, as I mentioned, we have about eight days left to achieve that threshold.

A couple questions for Eric.  Number one: Eric, is gold still a safe haven?

ERIC SPROTT:  Well, I always find that question interesting, of course.  In my view, and I would imagine the view of all holders of all our units and other units, believe that gold is a safe haven and a lot of us, you know, forget that, from 2000 to 2011, gold went up by over 600% and gold stocks went up by 1400%.  It’s only in the last four years when we’ve been under this pressure, I think brought on by printing of money, by the way, so the people wouldn’t think that printing the money was a bad thing, that we suffer with declines every year.  But obviously it’s being treated as a safe haven; we have a lot of central banks redeeming their gold, and we have lots of central banks buying gold.  Not developed countries’ central banks.  Whether it’s Russia or Kazakhstan or China, they’re all buying gold.  So, yes, it is absolutely a safe haven.  And I have another question, there’s another question, everyone focuses on the federal raise rates—what do you think?  And what impact will this have on the gold price?  Well, I’ve been of the view that there’s no economic recovery really going on in the US.  I don’t believe the labour numbers, particularly when you see the labour force participation go down pretty well every month.  I think if they raised, one, it might be a nominal raise, ten or fifteen basis points; two, it might be only to suggest that they have some control of the market.  But I don’t really believe they have control of the market.  In fact, it’s very foreboding that here we have China dumping treasury bonds, and of course the OPEC countries will have to dump treasury bonds.  We may very well see rates rise here because the Fed doesn’t have enough buying power to support the market.  So it’s a tough call; I mean, I don’t think if I was an economist I would say you shouldn’t raise rates and a lot of people have come out with that argument lately.  I think the only reason they would do it is to somehow suggest to us that they’re in control when I don’t believe that they’re in control.  And I do believe that the gold price has gone from $1900 to $1100 because the last 6 or 8 years the Fed was going to raise interest rates, which they haven’t done.  We haven’t had a rate increase since 2006, I believe.  So I think any interest rate increase has been priced in the gold a long time ago, and I look forward to the day they increase the rate because I think the action in the market will be totally counterproductive to what the mainstream media’s been suggesting.  I would love to see a rate increase and let’s see where gold goes.  On the other, the flip side, of the question, where are other things going to go?  Where are bonds going to go?  Where are stocks going to go?  And do you want to own gold vs. those two other asset classes?  I think the obvious, the answer is you do want to own gold rather than those asset classes.

JOHN WILSON:  Alright, thank you, Eric. Alright, I’m going to close with just a few key points we want to make sure everybody understands.  Number one: we are making an exchange offer with what we think are superior products to eliminate these persistent discounts, and it does mean a meaningful release of value for all holders of GTU and SBT products.  Number two: by doing that, we also get rid of these entrenched interests that exist in those products that are not looking out for your best interests.  But we need to emphasize a couple of key things.  First, the offer expires September 18th, so you need to act now.  You should call your broker.  They can take you through the how the offer works and why it’s in your benefit.  If you have any questions, you can call us directly.  All of the information is available in the webcast, in the slide deck or on our website.  And I just can’t emphasize enough: this is your opportunity to get full value for your gold or silver investment.  And end up in a more sophisticated, more liquid, better-managed product by a regulated, global investment manager, not by a small holding company with a post office box in Calgary.  So I’m going to leave it there; please contact us if you have any questions, and remember, we’ve got six or seven days left to get your tenders in.

Additional Details of the Sprott Offers

Each Sprott offer is subject to conditions, including, but not limited to, the number of GTU or SBT units (as applicable) in respect of which an Exchange Offer Election or Merger Election (as such terms are defined in the Sprott offers) has been made, together with the number of GTU or SBT units (as applicable) held as of the Expiry Time (as such term is defined in the Sprott offers) by or on behalf of Sprott, if any, representing at least 66 2/3% of the then issued and outstanding GTU or SBT units (as applicable); the receipt of all necessary governmental or regulatory approvals; no material adverse change in relation to GTU or SBT; GTU, SBT and the Sprott Physical Trusts not being prohibited by applicable law from completing the Merger Transactions (as such term is defined in the Sprott offers); and no litigation or regulatory order that may jeopardize the Sprott offers, as described in the Offer Documents (as defined below).

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2015, unless extended or withdrawn. Concurrently with each of the Sprott offers and as contemplated under the declaration of trust of each of GTU and SBT, written consents, by way of a power of attorney granted to Sprott, requiring the approval of the holders of at least 66 2/3% of the GTU units and of the SBT units, respectively, are being solicited as part of the letter of transmittal to, among other things, authorize a qualifying exchange as part of the relevant Merger Transaction with Sprott Physical Gold Trust and Sprott Physical Silver Trust, respectively; replace the trustees of GTU and SBT (other than administrator nominees), respectively, with nominees to be designated by Sprott; and amend the declaration of trust of each of GTU and SBT to provide that GTU and SBT units shall be redeemable on demand at NAV and to reduce the tender required for a compulsory acquisition to 66 2/3%. In order for units of GTU or SBT to be tendered to the Sprott offers, a depositing unitholder will be required to provide the written consent referred to above and appoint Sprott, or an affiliate thereof, as its attorney and proxy holder for, among other things, the purposes of redeeming such unitholder’s units of GTU or SBT, as applicable.

Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015 and the Notice of Variation dated September 4, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, the applicable Sprott Physical Trust has also filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. These materials are not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO.

GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov.

Important Notice

These materials do not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Cautionary Statement Regarding Forward-Looking Information

These materials contain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes information that relates to, among other things, the intentions of Sprott and the Sprott Physical Trusts and future financial and operating performance and prospects, statements with respect to the anticipated timing, mechanics, success, completion and settlement of the Sprott offers, the value of the units of Sprott Physical Gold Trust and Sprott Physical Silver Trust received as consideration under the Sprott offers, reasons to accept the Sprott offers, the purposes of the Sprott offers, our ability to complete the transactions contemplated by the Sprott offers, the completion of the Merger Transactions, the outcome of any litigation surrounding the Sprott offers, and any commitment to acquire GTU and SBT units, our objectives, strategies, intentions, expectations and guidance and future financial and operating performance. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, are inherently subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information. The material factors or assumptions that Sprott and the Sprott Physical Trusts identified and applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to, the execution of business and growth strategies, including the success of investments and initiatives; no significant and continuing adverse changes in general economic conditions or conditions in the financial markets; the acquisition of all of the issued and outstanding units of, or substantially all of the assets and liabilities of, GTU and SBT; that all required regulatory approvals for the Sprott offers will be obtained and all other conditions to completion of the Sprott offers will be satisfied or waived. The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to the risks discussed under the heading “Risk Factors” in each of the Sprott Physical Trusts’ most recent annual information forms and other documents filed with Canadian and U.S. securities regulatory authorities. Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, the reader should not place undue reliance on forward-looking information. Neither Sprott nor either Sprott Physical Trust assumes any obligation to update or revise any forward-looking information after the date of these materials or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Sprott Exchange Offers for Central Gold Trust and Silver Bullion Trust

This document contains forward-looking statements which reflect the current expectations of Sprott Asset Management LP (“Sprott”) regarding future growth, results of operations, performance and business prospects and opportunities. Wherever possible, words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, and similar expressions have been used to identify these forward-looking statements. These statements reflect Sprott’s current beliefs with respect to future events and are based on information currently available to Sprott. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance or achievements could vary materially from those expressed or implied by the forward-looking statements contained in this document. These factors should be considered carefully and undue reliance should not be placed on these forward-looking statements. Although the forward-looking statements contained in this document are based upon what Sprott currently believes to be reasonable assumptions, there is no assurance that actual results, performance or achievements will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this document and Sprott does not assume any obligation to update or revise. Views expressed regarding a particular company, security, industry or market sector should not be considered an indication of trading intent of any investment funds or accounts managed by Sprott. Any reference to a particular company is for illustrative purposes only and should not to be considered as investment advice or a recommendation to buy or sell nor should it be considered as an indication of how the portfolio of any investment fund or accounts managed by Sprott is or will be invested. The information contained herein does not constitute an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation. Prospective investors who are not resident in Canada should contact their financial advisor to determine whether securities of Sprott Physical Gold Trust or Sprott Physical Silver Trust may be lawfully sold in their jurisdiction. Certain gold and silver industry information, statistics and charts contained herein have been derived from several sources, including Bloomberg and others. You are hereby advised that such industry data, charts and statistics have not been prepared specifically for inclusion in these materials and none of the Sprott Physical Gold Trust, Sprott Physical Silver Trust and Sprott have undertaken any independent investigation to confirm the accuracy or completeness of such information. Sprott Forward Looking Statement 1

2 Additional Details Of The Sprott Offers The offers (the “Sprott offers”) by Sprott Asset Management LP (“Sprott”) to purchase the units of Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) are subject to conditions. Full details of each Sprott offer are set out in a takeover bid circular and accompanying offer documents (collectively, and as amended by the Notice of Extension and Variation dated June 22, 2015, the Notice of Extension and Variation dated July 7, 2015, the Notice of Extension and Variation dated August 4, 2015, the Notice of Change dated August 18, 2015, the Notice of Change dated August 28, 2015 and the Notice of Variation dated September 4, 2015 and as further extended and varied, the “Offer Documents”), which have been filed with the Canadian securities regulatory authorities. In connection with each Sprott offer, Sprott Physical Gold Trust and Sprott Physical Silver Trust (collectively, the “Sprott Physical Trusts”) have also each filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (each, as amended, a “Registration Statement”), which contains a prospectus relating to the applicable Sprott offer (each a “Prospectus”). Sprott and Sprott Physical Gold Trust have also filed a tender offer statement on Schedule TO (the “Schedule TO”) with respect to the Sprott offer for GTU. This presentation is not a substitute for the Offer Documents, the Prospectuses, the Registration Statements or the Schedule TO. GTU AND SBT UNITHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT SPROTT, THE SPROTT PHYSICAL TRUSTS, GTU, SBT AND THE SPROTT OFFERS. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website at www.sec.gov. This news release does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of GTU, SBT, Sprott Physical Gold Trust or Sprott Physical Silver Trust. The Sprott offers are being made solely pursuant to the Offer Documents. The securities registered pursuant to a Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.

Transaction Overview 3 Consideration Opportunity to exchange Central GoldTrust (“GTU”) and Silver Bullion Trust (“SBT”) units for Sprott Physical Gold Trust (“PHYS”) and Sprott Physical Silver Trust (“PSLV” and together with PHYS, the “Sprott Physical Bullion Trusts”) units, respectively, on a NAV-to-NAV basis Structure Timeline Value Creation Underlying physical assets of GTU and SBT would be transferred to the applicable Sprott Physical Trust and ultimately managed by Sprott Sprott has no intention of holding any GTU or SBT units, other than as would be necessary to facilitate the acquisition of physical bullion by the Sprott Physical Bullion Trusts Based on relative trading values to NAV at the time Sprott announced its intention to make the offers on April 23, 2015, the offers would unlock US$3.06 per unit in value for GTU unitholders, US$0.91 per unit in value for SBT unitholders and US$64 million in aggregate GTU and SBT unitholder value The offers will be open for acceptance until 5:00 P.M. (Eastern Time) on September 18, 2015, unless extended or withdrawn

Summary of Managed Assets

Sprott INC.

- $7.8B AUM
- $2.1B AUA

Passive Products

- Three physical bullion trusts listed on NYSE and TSX
- Launched first ETF July 2014
- Second ETF launched in Q1 2015

~$3.5B AUM

Mutual Fund and Hedge Funds

- Operating diversified strategies since the 1980s
- Defensive, "Enhanced Equity" fund group
- Alternative Income
- Specialty Credit

~$3.2B AUM

Private Equity and Debt

- Diversified portfolio of resource private equity investments
- Private lending business specializing in term loans to resource companies

~$1.1B AUM

Private Client

- Private client groups based in Canada & US

Combined AUA ~$2.1B

All figures as at June 30, 2015

SPROTT ASSET MANAGEMENT LP 4

If completed, the aggregate value of these transactions would be ~US$80 million, creating sizeable best-in-class vehicles. Sprott has a proven track record and best-in-class asset management platform needed to address the persistent trading discount for GTU and SBT units Sprott Physical Bullion Trusts provide a secure, convenient, and exchange-traded alternative for investors who want to hold physical gold bullion or physical silver bullion and offer a number of advantages over GTU and SBT Units of the Trusts trade on NYSE Arca and the TSX; provide investors with access to physical bullion with the liquidity of an exchange-traded security GTU and SBT units have traded at a persistent discount to the underlying value of the bullion held in those vehicles. Units of the Sprott Physical Bullion Trusts have consistently traded at or near the value of the gold and silver held by them Sprott Physical Bullion Trusts: Advantages over traditional exchange-traded bullion funds Fully allocated, stored at a secure third party storage location in Canada Sprott Physical Gold Trust is exploring seeking unitholder approval to add coin delivery to expand access to existing physical redemption features to smaller investors 5 Creating a Physical Bullion Trust Leader Sprott Physical Bullion Trusts create significant benefits for unitholders Best-In-Class Bullion Vehicles Increased Trading Liquidity & Performance Enhanced Market Attractiveness

Overview of Sprott Physical Bullion Trusts

Canadian-domiciled investment trusts Invested in unencumbered, fully allocated physical bullion Monthly physical bullion redemption feature1 Storage outside of the banking system in custody at a Canadian federal crown corporation Physical bullion is subject to periodic inspections and annual physical audits Potential tax advantages for certain U.S. investors2 Sprott Physical Bullion Trusts: Leading Bullion Products 1 Based on the last day of the month on which the NYSE Arca is open for trading for the month in respect of which the redemption request is processed. Refer to the circular for further details 2 For U.S. non-corporate investors who hold units of a Sprott Physical Trust for one year or more and timely file a QEF form, gains realized on the sale of the Sprott Physical Trust’s units are currently taxed at a capital gains rate of 20% (15% for married filers earning less than $450,000 and single filers earning less than $400,000 per year), versus 28% applied against most precious metals ETF's and physical gold or silver coins. Unencumbered, fully allocated physical bullion, an efficient way to own bullion Sprott Physical SILVER Trust Sprott Physical Gold Trust NYSE Arca: PHYS TSX: PHY.U Launched: March 2010 AUM: $1.5B NYSE Arca: PSLV TSX: PHS.U Launched: Oct. 2010 AUM: $0.8B 7

Sprott Physical Bullion Trusts: Best in Class 8 Sprott Physical Bullion Trusts CGT/SBT Enhanced Liquidity  Global Brand Recognition  Physical Redemption Feature  Custodied by the Royal Canadian Mint  Ongoing Marketing Support 

Sprott Physical Bullion Trusts Trading History

The Sprott Advantage 10 Average Monthly Trading Premium/Discount to NAV(1) PHYS GTU Sprott Advantage PSLV SBT Sprott Advantage April 2015 (1-22) -0.38% -7.91% 7.53% 0.65% -10.08% 10.73% March 2015 -0.16% -7.65% 7.49% 1.72% -8.64% 10.36% February 2015 0.19% -5.57% 5.76% 3.22% -8.10% 11.32% January 2015 -0.23% -5.84% 5.61% 1.85% -9.01% 10.86% December 2014 -0.46% -8.67% 8.21% 0.61% -8.83% 9.44% November 2014 -0.54% -10.49% 9.95% 3.82% -8.81% 12.63% October 2014 -0.59% -8.00% 7.41% 4.17% -6.39% 10.56% September 2014 -0.55% -6.68% 6.13% 4.13% -7.44% 11.57% August 2014 -0.41% -4.78% 4.37% 3.88% -6.91% 10.79% July 2014 -0.36% -3.92% 3.56% 3.35% -6.96% 10.31% June 2014 -0.43% -3.42% 2.99% 2.54% -7.34% 9.88% May 2014 -0.40% -3.46% 3.06% 2.82% -6.28% 9.10% April 2014 -0.34% -5.44% 5.10% 1.90% -7.13% 9.03% March 2014 -0.16% -4.87% 4.71% 3.09% -6.92% 10.01% February 2014 -0.11% -3.94% 3.83% 3.68% -6.40% 10.08% January 2014 -0.37% -5.24% 4.87% 1.57% -8.97% 10.54% (1) Based on the average daily closing prices on the NYSE Arca (PHYS and PSLV), the NYSE MKT (GTU) and the Toronto Stock Exchange (SBT).

Sprott Advantage*: PHYS vs. GTU 11 * Based on the average daily closing prices on the NYSE Arca (PHYS) and the NYSE MKT (GTU) from May 1, 2013 to April 22, 2015. Spread between PHYS and GTU Premium/Discount to NAV -2.0% 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0%

Sprott Advantage*: PSLV vs. SBT 12 * Based on the average daily closing prices on the NYSE Arca (PSLV) and the Toronto Stock Exchange (SBT) from May 1, 2013 to April 22, 2015. Spread between PSLV and SBT Premium/Discount to NAV 0.0% 2.0% 4.0% 6.0% 8.0% 10.0% 12.0% 14.0% 16.0% 18.0%

Each Sprott offer is open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2015, unless extended or withdrawn GTU and SBT unitholders who have questions regarding the Sprott offers are encouraged to contact Sprott Unitholders’ Service Agent, Kingsdale Shareholder Services, at 1-888-518-6805 (toll free in North America) or at 1-416-867-2272 (outside of North America) or by e-mail at contactus@kingsdaleshareholder.com For more information, unitholders can visit www.sprottadvantage.com Act Now to Participate in the Sprott Offers 13

Contact Details 14 Kingsdale Shareholder Services Exchange Tower 130 King Street West Toronto, Ontario M5X 1E2 www.kingsdaleshareholder.com Visit kingsdaleshareholder.com E-mail contactus@kingsdaleshareholder.com Call 1-888-518-6805 Follow us on Twitter @KingsdaleShare Sprott Asset Management LP Royal Bank Plaza, South Tower 200 Bay St. Suite 2700 Toronto, Ontario M5J 2J1 www.sprott.com Visit sprottphysicalbullion.com E-mail bullion@sprott.com Call 1-877-403-2310 Follow us on Twitter @Sprott